FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of January 2008
                                 29 January 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Carrying value of investment released on 29 January 2008





              BSkyB review of carrying value of investment in ITV

As required by International Accounting Standard 39 ("IAS 39"), British Sky Broadcasting Group plc (the "Group") announces that, following a review of the carrying value of its investment in ITV plc, it expects to recognise an impairment loss of GBP343 million as an exceptional item in the Group's income statement for the half year ended 31 December 2007. This has been determined with reference to the value of the 17.9% shareholding based on ITV's equity share price at the 28 December 2007 (the last working day of the Group's fiscal half year).

The Group's full interim results for the six month period ended 31 December 2007 will be announced on 6 February 2008.

                                      End


Enquiries:

Analysts/Investors:

Robert Kingston                            Tel: 020 7705 3726
Francesca Pierce                           Tel: 020 7705 3337

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser                              Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


Notes

On 17 November 2006, the Group acquired 696 million shares in ITV, representing 17.9% of the issued capital of ITV, for a total consideration of GBP946 million including fees and taxes.

IFRS requirements:

Our investment in ITV plc is valued in accordance with IAS 39.

Equity investments intended to be held for an indefinite period of time are classified as available-for-sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in the available-for-sale reserve within equity. Impairment losses in available-for-sale investments are recognised in the income statement and are not reversible.

In accordance with IAS 39, the investment in ITV is carried at fair value, determined with reference to ITV's equity share price at the balance sheet date. At 31 December 2007, we expect to report a realised loss in the Group's income statement reflecting the decline in the ITV equity share price to its market price on the 28 December 2007.

This expected impairment will be reported outside of operating profit in the Group's income statement for the half year ended 31 December 2007, and will be classified as an item not reflecting underlying business performance and therefore will not impact adjusted performance measures. This expected reduction in carrying value of the available for sale investment will not impact the period's reported cash flows.

Looking forward, as required by IAS 39, the effect of any further decline in the equity share price of ITV will be recognised in the income statement at the relevant balance sheet date.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 29 January 2008                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary